SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 2)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (NAME OF SUBJECT COMPANY)

                              WAI ACQUISITION CORP.
                               WESTERN ATLAS INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88553V107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES E. BRASHER, ESQ.
                              WAI ACQUISITION CORP.
                             C/O WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                              HOUSTON, TEXAS 77042
                                 (713) 266-5700
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)


                                   COPIES TO:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


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           This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") and Schedule 13D filed with the Securities and Exchange Commission on March 13, 1998 and previously amended on March 18, 1998 by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of 3-D Geophysical, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Share Purchase Rights Agreement, dated as of July 17, 1997, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $9.65 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.   ADDITIONAL INFORMATION.

           On March 27, 1998 the Company and Parent issued a press release announcing that they had entered into a settlement in principle of the lawsuit brought in the Court of Chancery of the State of Delaware on behalf of a purported class of public shareholders of the Company. In connection with such settlement the Company, Parent and the Purchaser entered into an amendment (the "Amendment") to the Agreement and Plan of Merger dated as of March 8, 1998 by and among the Company, Parent and the Purchaser (the "Merger Agreement"). Pursuant to the Amendment, the Termination Fee (as defined in, and payable by the Company to Parent under the circumstances set forth in, the Merger Agreement) has been reduced to $4,000,000.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)  - Text of Press Release issued by Parent and the Company on March 27,
          1998.

(c)(10) - Amendment to Agreement and Plan of Merger, dated March 27, 1998 by and among the Company, the Purchaser and Parent.

                                    SIGNATURE

           AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated: March 27, 1998

                               WESTERN ATLAS INC.


                               By: /s/ James E. Brasher
                               Name:  James E. Brasher
                               Title: Senior Vice President


                               WAI ACQUISITION CORP.


                               By: /s/ James E. Brasher
                               Name:  James E. Brasher
                               Title: Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

(a)(9) Text of Press Release issued by Parent and the Company on March 27, 1998.

(c)(10) Amendment to Agreement and Plan of Merger, dated March 27, 1998 by and among the Company, the Purchaser and Parent.